December 20, 2024

John Givens
Chief Executive Officer
VirTra, Inc
295 E. Corporate Place
Chandler, AZ 85225

       Re: VirTra, Inc
           Registration Statement on Form S-3
           Filed December 16, 2024
           File No. 333-283846
Dear John Givens:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing